PROSPECTUS SUPPLEMENT

(To Prospectus Dated May 18, 2005)

Filed pursuant to Rule 424(b)(5)
Registration No. 333-122286

APEX SILVER MINES LIMITED
16,000 Ordinary Shares

We are offering 16,000 ordinary shares, par value $0.01 per share, directly to Mariana Resources Limited (“Mariana”), a public company organized under the laws of Australia, in exchange for 1,689,000 ordinary Mariana shares.  We will not receive any cash proceeds from the issuance of the shares.  See “Plan of Distribution.”

Our ordinary shares are listed on the American Stock Exchange under the symbol “SIL.”  On December 12, 2005, the last reported sales price of the ordinary shares on the AMEX composite index was $17.22.

Investing in our securities involves significant risks.  See “Risk Factors” beginning on page S-1 of this prospectus supplement and on page 5 of the related prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price*	$17.22	$275,520

* The price shown is the closing price of our ordinary shares on December 12, 2005.  We will not receive any cash proceeds from the offering of the shares.  The shares are being issued by us directly to Mariana in exchange for 1,689,000 ordinary shares of Mariana.

The date of this prospectus supplement is December 15, 2005.

TABLE OF CONTENTS

Prospectus Supplement

RISK FACTORS	S-1

FORWARD-LOOKING STATEMENTS	S-1

OUR BUSINESS	S-13

RECENT DEVELOPMENTS	S-15

USE OF PROCEEDS	S-15

PRICE RANGE OF OUR ORDINARY SHARES	S-15

PLAN OF DISTRIBUTION	S-15

CERTAIN TAX CONSIDERATIONS	S-16

WHERE YOU CAN FIND ADDITIONAL INFORMATION	S-18

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	1

ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES LAWS	2

FORWARD LOOKING STATEMENTS	2

SUMMARY	3

RISK FACTORS	5

SELLING SECURITYHOLDERS	16

USE OF PROCEEDS	17

PLAN OF DISTRIBUTION	17

DESCRIPTION OF ORDINARY SHARES	17

DESCRIPTION OF THE WARRANTS	22

CERTAIN TAX CONSIDERATIONS	23

LEGAL MATTERS	29

EXPERTS	29

i

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk.  Before investing in our ordinary shares, you should consider carefully, in addition to the other information contained in, or incorporated by reference into, this prospectus supplement or the related prospectus, the risks related to this offering set forth below, and the risks described in “Risk Factors” on page 8  in the related prospectus. The risks we have described are not the only ones we face.  Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business.  In addition to historical information, the information in this prospectus supplement and the related prospectus contains “forward-looking” statements about our future business and performance.  Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus.

We have no history of production.

We have no history of producing silver or other metals.  The development of our San Cristóbal Project will require the construction and operation of mines, processing plants and related infrastructure.  As a result, we are subject to all of the risks associated with establishing new mining operations and business enterprises.  There can be no assurance that we will successfully establish mining operations or profitably produce silver or other metals at any of our properties.

We have a history of losses and we expect losses to continue for at least the next three years.

As an exploration and development company that has no production history, we have incurred losses since our inception, and we expect to continue to incur additional losses for at least the next three years.  As of September 30, 2005, we had an accumulated deficit of $117.4 million.  There can be no assurance that we will achieve or sustain profitability in the future.

The calculation of our reserves and other mineralization is subject to significant estimates.

Unless otherwise indicated, reserves and other mineralization figures presented in our filings with the SEC, press releases and other public statements that may be made from time to time are based on estimates of contained silver and other metals made by independent geologists or our own personnel.  These estimates are imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable.  There can be no assurance that:

•                  these estimates will be accurate;

•                  reserves and other mineralization figures will be accurate; or

•                  reserves or mineralization could be mined and processed profitably.

Since we have not commenced production on any of our properties, reserves and other mineralization estimates may require adjustments or downward revisions based on actual production experience.  Extended declines in market prices for silver, zinc and lead may render portions of our reserves uneconomic and result in reduced reported reserves.  Any material reductions in estimates of our reserves and other mineralization, or of our ability to extract these reserves or mineralization, could have a material adverse effect on our results of operations, financial condition and cash flows.

We have not established the presence of any proven or probable reserves at any of our mineral properties other than the San Cristóbal project.  There can be no assurance that subsequent testing or future feasibility studies will establish additional reserves at our properties.  The failure to establish additional reserves could restrict our ability to successfully implement our strategies for long term growth beyond the San Cristóbal project.

The San Cristóbal Project is subject to risks including delays in completion and we may be unable to achieve anticipated production volume or manage cost increases.

Completion of the development of the San Cristóbal Project is subject to various factors, including the availability, terms, conditions and timing of acceptable arrangements for any additional financing that might be required, transportation, construction and smelting; required government approvals, and the performance of our engineering and construction contractors, mining contractor, suppliers and consultants.  The lack of availability on acceptable terms or the delay in any one or more of the other items listed above could also delay or prevent the development of San Cristóbal as currently planned.  Further, completion of the development of the San Cristóbal Project may be compromised in the event of a prolonged decline in price levels for silver and zinc.  There can be no assurance:

•                  when or whether the San Cristóbal Project will be completed;

•                  whether the resulting operations will achieve the anticipated production volume; or

•                  that the construction costs and ongoing operating costs associated with the development of the San Cristóbal Project will not be higher than anticipated.

We have never developed or operated a mine or managed a significant mine development project.  We cannot assure you that the development of San Cristóbal will be completed at the cost and on the schedule predicted, or that silver, zinc and lead grades and recoveries, production rates or anticipated capital or operating costs will be achieved.

If the actual cost to complete the development of the San Cristóbal Project is significantly higher than currently expected, there can be no assurance that we will have enough funds to cover these costs or that we would be able to obtain alternative sources of financing to cover these costs.  Unexpected cost increases, reduced silver and zinc prices or the failure to obtain any additional financing that might be required on acceptable terms to commence or complete the development of the San Cristóbal Project on a timely basis, or to achieve anticipated production capacity, could have a material adverse effect on our future results of operations, financial condition and cash flows.

The successful development of the San Cristóbal Project is also subject to the other risk factors described herein.

We depend on a single mining project.

We anticipate that the majority, if not all, of any revenues for the next few years and beyond will be derived from the sale of metals mined at the San Cristóbal project.  Therefore, if we are unable to complete and successfully mine the San Cristóbal project, our ability to generate revenue and profits would be materially adversely affected.

Our success will depend on our ability to manage our growth.

As we increase our development activity at San Cristóbal, we are experiencing significant growth in our operations, which we expect to continue and accelerate over the next several years now that construction has commenced and we anticipate the commencement of production in 2007.  This growth has created and will continue to create new positions and responsibilities for management personnel and will substantially increase demands on our operating and financial systems.  There can be no assurance that we will successfully meet these demands and manage our anticipated growth.

Our profitability will be affected by changes in the prices of metals.

Our profitability and long-term viability depend, in large part, on the market price of silver, zinc, lead and other metals.  The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•                  global or regional consumption patterns;

•                  supply of, and demand for, silver, zinc, lead and other metals;

•                  speculative activities;

•                  expectations for inflation; and

•                  political and economic conditions.

The aggregate effect of these factors on metals prices is impossible for us to predict.  Decreases in metals prices have delayed, and could in the future adversely affect, our ability to finance the development of the San Cristóbal Project and the exploration and development of our other properties, which would have a material adverse effect on our financial condition and results of operations, cash flows.  There can be no assurance that metals prices will not decline.

The following table sets forth for the periods indicated (1) the Comex nearby active silver futures contract’s high and low price of silver in U.S. dollars per troy ounce and (2) the London Metals Exchange’s high and low settlement prices of zinc and lead in U.S. dollars per pound.

	Silver		Zinc		Lead
Year	High	Low	High	Low	High	Low
2000	5.57	4.62	0.58	0.46	0.26	0.18
2001	4.83	4.03	0.48	0.33	0.24	0.20
2002	5.13	4.22	0.42	0.33	0.24	0.18
2003	5.99	4.35	0.46	0.34	0.34	0.19
2004	8.29	5.49	0.56	0.42	0.45	0.29
2005*	9.01	6.41	0.84	0.54	0.51	0.37

*Through December 12, 2005

The closing prices of silver, zinc and lead on December 12, 2005 were $8.73 per troy ounce, $0.84 per pound and $0.51 per pound, respectively.

We may not be successful in hedging against price, currency and interest rate fluctuations and may incur mark to market losses and lose money through our hedging programs.

We have engaged in limited metals trading activities to hedge against commodity and base metals price risks, using puts and calls.  In connection with the project debt financing for the San Cristóbal Project we have been required to utilize various price hedging techniques to hedge a limited amount of the metals we produce at San Cristóbal.  The level of hedging we are required to maintain in the future could vary based on future negotiations with our lenders.

We may also engage in activities to hedge the risk of exposure to currency and interest rate fluctuations related to the development of the San Cristóbal Project in Bolivia or to exploration or development in other countries in which we incur substantial expenditures.  Further, terms of our financing arrangements may require us to hedge against these risks.

There can be no assurance that we will be able to successfully hedge against price, currency and interest rate fluctuations.  In addition, our ability to hedge against zinc and lead price risk in a timely manner may be adversely affected by the smaller volume of transactions in both the zinc and lead markets.  Further, there can be no assurance that the use of hedging techniques will always be to our benefit.  Hedging instruments that protect against market price volatility may prevent us from realizing the benefit from subsequent increases in market prices with respect to covered production, which would limit our revenues and profits.  Hedging contracts also are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts.  Any significant nonperformance could have a material adverse effect on our financial condition, results of operations and cash flows.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures and is frequently non-productive.

Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs.  Competition for attractive mineral exploration properties is intense.  Our strategy is to expand our reserves through a broad program of exploration.  Mineral exploration is highly speculative in nature and is frequently non-productive.  Substantial expenditures are required to:

•                  establish ore reserves through drilling and metallurgical and other testing techniques;

•                  determine metal content and metallurgical recovery processes to extract metal from the ore; and

•                  construct, renovate or expand mining and processing facilities.

If we discover ore, it usually takes several years from the initial phases of exploration until production is possible.  During this time, the economic feasibility of production may change.  As a result of these uncertainties, there can be no assurance that we will successfully acquire additional mineral rights, or that our exploration programs will result in new proven and probable reserves in sufficient quantities to justify commercial operations in any of our properties, other than the San Cristóbal project.

We consider from time to time the acquisition of operating or formerly operating mines.  Our decisions to acquire these properties are based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metals prices and projected economic returns, and evaluations of existing or potential liabilities associated with the property and its operation.  Other than historical operating results, all of these may differ significantly from our estimates and assumptions.  In addition, there is intense competition for attractive properties.  Accordingly, there is no assurance that our acquisition efforts will result in profitable mining operations.

Our profitability depends, in part, on actual economic returns and actual costs of developing mines, which may differ significantly from our estimates and involve unexpected problems and delays.

None of our mineral properties, including the San Cristóbal project, has an operating history upon which we can base estimates of future cash operating costs.  Our decision to develop the San Cristóbal Project is based on feasibility studies.  Decisions about the development of other projects in the future may also be based on feasibility studies.  Feasibility studies derive estimates of reserves and operating costs and project economic returns.  Estimates of economic returns are based, in part, on assumptions about future metals prices.  Our profitability will be affected by changes in the price of metals.  Feasibility studies derive estimates of average cash operating costs based upon, among other things:

•                  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•                  anticipated recovery rates of silver and other metals from the ore;

•                  cash operating costs of comparable facilities and equipment; and

•                  anticipated climatic conditions.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by our studies and estimates.

There are a number of uncertainties inherent in the development and construction of any new mine, including the San Cristóbal project.  These uncertainties include:

•                  the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•                  the availability and cost of skilled labor, power, water and transportation;

•                  the availability and cost of appropriate smelting and refining arrangements;

•                  the need to obtain necessary environmental and other governmental permits, and the timing of those permits; and

•                  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of many mining properties, like the San Cristóbal project.  It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up.  In addition, delays in the commencement of mineral production often occur.  Accordingly, there is no assurance that our future development activities will result in profitable mining operations.

Title to our mineral properties may be challenged.

Our policy is to seek to confirm the validity of our rights to title to, or contract rights with respect to, each mineral property in which we have a material interest.  However, we cannot guarantee that title to our properties will not be challenged.  Title insurance generally is not available, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained.  We have not conducted surveys of all of the claims in which we hold direct or indirect interests and, therefore, the precise area and location of these claims may be in doubt.  Accordingly, our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

We derive the rights to some of our mineral properties, including some of our principal properties at the San Cristóbal project, from leaseholds or purchase option agreements which require the payment of rent or other installment fees.  In addition, we must make annual mining patent payments to the Bolivian government totaling approximately $360,000 to maintain our concessions at San Cristóbal.  If we fail to make these payments when they are due, our rights to the property could lapse.  There can be no assurance that we will always make payments by the requisite payment dates.  Some contracts with respect to our mineral properties require development or production schedules.  There can be no assurance that we will be able to meet any or all of the development or production schedules.  In addition, our ability to transfer or sell our rights to some of our mineral properties requires governmental approvals or third party consents, which may not be granted.

We cannot insure against all of the risks associated with mining.

The business of mining is subject to a number of risks and hazards, including:

•                  adverse environmental effects;

•                  industrial accidents;

•                  labor disputes;

•                  technical difficulties due to unusual or unexpected geologic formations;

•                  failures of pit walls; and

•                  flooding and periodic interruptions due to inclement or hazardous weather conditions.

These risks can result in, among other things:

•                  damage to, and destruction of, mineral properties or production facilities;

•                  personal injury;

•                  environmental damage;

•                  delays in mining;

•                  monetary losses; and

•                  legal liability.

Although we maintain, and intend to continue to maintain, insurance with respect to our operations and mineral properties within ranges of coverage consistent with industry practice, there can be no assurance that insurance will be available at economically feasible premiums.  Insurance against environmental risks is not generally available.  These environmental risks include potential liability for pollution or other disturbances resulting from mining exploration and production.  In addition, not all risks associated with developing and producing silver, zinc, lead and other metals are included in coverage and some covered risks may result in liabilities which exceed policy limits.  Further, we may elect to not seek coverage for all risks.  The occurrence of an event that is not fully covered, or covered at all, by insurance, could have a material adverse effect on our financial condition, results of operations and cash flows.

Our San Cristóbal Project and our exploration activities are in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct exploration activities in countries with developing economies including Bolivia, Mexico and Peru in Latin America.  These countries and other emerging markets in which we may conduct operations have from time to time experienced economic or political instability.  We may be materially adversely affected by risks associated with conducting operations in countries with developing economies, including:

•                  political instability and violence;

•                  war and civil disturbance;

•                  expropriation or nationalization;

•                  changing fiscal regimes;

•                  fluctuations in currency exchange rates;

•                  high rates of inflation;

•                  underdeveloped industrial and economic infrastructure; and

•                  unenforceability of contractual rights.

Bolivia has experienced slow economic growth and political instability in the last three years.  In late 2003, there were violent demonstrations in La Paz and elsewhere in Bolivia, protesting, among other things, the proposed export of natural gas to the U.S. through Chile.  These demonstrations resulted in the resignation of President Sanchez de Lozada in October 2003, and his constitutional replacement by President Mesa.  Demonstrations continued in 2004 and early 2005, focused on, among other things, the opposition of certain political parties to a proposed statute regulating oil and gas development in Bolivia.  As proposed, the new law would provide incentives for foreign investment and increase taxes and royalties on oil and gas production.  To date, there have been no formal proposals to impose royalties or increase taxes on the mining industry. Various indigenous groups have rejected the law and called for the complete nationalization of oil and gas production in Bolivia.  In early June 2005, following a period of increased demonstrations and social unrest, President Mesa resigned.  He was replaced by President Eduardo Rodriguez, who has called for early general elections to be held in December 2005.

Although to date these conditions and events have not caused any adverse impact on our San Cristóbal project, political and economic uncertainties and instability continue and may not be resolved successfully.  The political and economic climate may become more unstable, and political and economic uncertainties may in the future have an adverse impact on the development or operations of San Cristóbal.

Changes in mining or investment policies or shifts in the prevailing political climate in any of the countries in which we conduct exploration and development activities could adversely affect our business.  Our operations may be affected in varying degrees by government regulations with respect to, among other things:

•                  production restrictions;

•                  price controls;

•                  export and import controls;

•                  income and other taxes;

•                  maintenance of claims;

•                  environmental legislation;

•                  foreign ownership restrictions;

•                  foreign exchange and currency controls;

•                  labor;

•                  welfare benefit policies;

•                  land use;

•                  land claims of local residents;

•                  water use; and

•                  mine safety.

We cannot accurately predict the effect of these factors.  In addition, legislation in the United States regulating foreign trade, investment and taxation could have a material adverse effect on our financial condition, results of operations and cash flows.

Our activities are subject to foreign environmental laws and regulations which may materially adversely affect our future operations.

We conduct mineral exploration and development activities primarily in Central America and South America, and are most active in Bolivia, where the San Cristóbal Project is located, and Mexico.  With the development of San Cristóbal, we also expect to conduct mining operations in Bolivia.  These countries have laws and regulations which control the exploration and mining of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of flora and fauna and the preservation of lands.  These laws and regulations will require us to acquire permits and other authorizations for certain activities.  In many countries, including Bolivia, there is relatively new comprehensive environmental legislation, and the permitting and authorization processes may be less established and less predictable than they are in the United States.  There can be no assurance that we will be able to acquire necessary permits or authorizations on a timely basis, if at all.  Delays in acquiring any permit or authorization could increase the development cost of San Cristóbal or other projects and could delay the commencement of production.

Environmental legislation in many countries is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  In Bolivia, where there is relatively new environmental legislation, enforcement activities and strategies may be under development, and thus may be less predictable than in the United States.  We cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or regulatory agencies or stricter interpretation of existing laws, may (1) necessitate significant capital outlays, (2) cause us to delay, terminate or otherwise change our intended activities with respect to one or more projects and (3) materially adversely affect our future operations.

Many of our exploration and development properties are located in historic mining districts where prior owners may have caused environmental damage which may not be known to us or to the regulators.  In most cases, we have not sought complete environmental analyses of our mineral properties and have not conducted comprehensive reviews of the environmental laws and regulations in every jurisdiction in which we own or control mineral properties.  To the extent we are subject to environmental requirements or liabilities, the cost of compliance with these requirements and satisfaction of these liabilities would reduce our net cash flow and could have a material adverse effect on our financial condition and results of operations.  If we are unable to fund fully the cost of remediation of any environmental condition, we may be required to suspend operations or enter into interim compliance measures pending completion of the required remediation.

We compete against larger and more experienced companies.

The mining industry is intensely competitive.  Many of the largest mining companies are primarily producers of base metals, and may become interested in the types of silver deposits on which we are focused because these deposits typically are polymetallic, containing significant quantities of base metals including zinc, lead and copper.  Many of these companies have greater financial resources, operational experience and technical capabilities than we have.  We may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced mining professionals.  Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Our ability to obtain dividends or other distributions from our subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and our financing arrangements.

We conduct, and will continue to conduct, all of our operations through subsidiaries.  Our ability to obtain dividends or other distributions from our subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate.  Further, our anticipated financing for the San Cristóbal is expected to include requirements that we satisfy certain debt service reserve or operating reserve requirements or meet debt payment obligations prior to payment to us of any dividends by our subsidiaries.  Our subsidiaries’ ability to pay dividends or make other distributions to us is also subject to their having sufficient funds to do so.  If our subsidiaries are unable to pay dividends or make other distributions, our growth may be inhibited unless we are able to obtain additional debt or equity financing on acceptable terms.  In the event of a subsidiary’s liquidation, we may lose all or a portion of our investment in that subsidiary.

We may not be able to raise the funds necessary to explore and develop our mineral properties.

We raised approximately $536.7 million through equity sales and proceeds from the sale of notes in 2004.  In addition, on December 2, 2005, we signed a $225 million secured credit facility to fund the development, consturction and operation of the San Cristobal Project and wer are currently in the process of complying with the conditions precedent to disbursement thereunder. The failure to comply with those conditions or to obtain sufficient alternative financing would have a material adverse effect on our growth strategy and our results of operations and financial condition.  Other mineral properties that we are likely to develop in the future are expected to require significant capital expenditures.  There can be no assurance that we will be able to secure the financing necessary to retain our rights to, or to begin or sustain production at, our mineral properties.

We depend on the services of key executives.

We are dependent on the services of key executives including our executive chairman and chief executive officer and a small number of highly skilled and experienced executives and personnel focused on the development of the San Cristóbal project.  Due to the relatively small size of Apex Silver, the loss of these persons or our inability to attract and retain additional highly skilled employees required for the development of the San Cristóbal Project may delay or otherwise adversely affect the development of the San Cristóbal project, which could have a material adverse effect on our business or future operations.

The substantial control of Apex Silver by our directors, officers and 5% shareholders may have a significant effect in delaying, deferring or preventing a change in control of Apex Silver or other events which could be of benefit to our other shareholders.

As of December 12, 2005, the directors of Apex Silver and officers of Apex Silver Mines Corporation, together with members of their families and entities that may be deemed to be affiliates of or related to these persons or entities, and 5% shareholders beneficially owned approximately 28.6 million, or 56%, of our outstanding shares, assuming the conversion of currently exercisable options and warrants.  This level of ownership by these persons may have a significant effect in delaying, deferring or preventing a change in control of Apex Silver or other events which could be of benefit to our other shareholders.

Apex Silver and certain lower tier subsidiaries may be treated as passive foreign investment companies for U.S. federal income tax purposes.

We believe that we likely were a passive foreign investment company (“PFIC”) with respect to 2004, and likely will be a PFIC in 2005 as well as potentially with respect to future years.  If we are a PFIC, U.S. holders of Ordinary Shares and warrants to acquire Ordinary Shares will be subject to certain adverse U.S. federal income tax rules.  Under the PFIC rules, a U.S. holder who disposes or is deemed to dispose of Ordinary Shares or warrants at a gain, or who receives or is deemed to receive certain distributions with respect to Ordinary Shares, generally will be required to treat such gain or distributions as ordinary income and pay an interest charge on the tax imposed with respect thereto.   Certain elections may sometimes be used to reduce the adverse impact of the PFIC Rules for holders of Ordinary Shares (so-called “QEF elections” and “mark-to-market” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.   In addition, elections that may be used to reduce the adverse impact of the PFIC rules will not be available with respect to warrants to acquire Ordinary Shares.  The PFIC rules are extremely complex, and prospective investors are urged to consult their own tax advisers regarding the potential consequences to them of Apex Silver being classified as a PFIC.

We have in certain prior filings stated that we believed that (i) Apex Silver may be considered a PFIC but (ii) none of our non-U.S. lower tier subsidiaries was a corporation for U.S. tax purposes that would itself be considered to be a PFIC.  We now believe that certain of our non-U.S. lower tier subsidiaries, including the subsidiary that contains the principal assets associated with the San Cristóbal project, were corporations for U.S. tax purposes that constituted PFICs in certain prior years.  As a result, there is a possibility that some shareholders may suffer adverse U.S. federal income tax consequences that arguably might not have been suffered had they been aware of the PFIC status of these lower tier subsidiaries.  Such shareholders may, however, be able to make retroactive elections in some cases that would mitigate any such adverse consequences.  Moreover, under applicable proposed regulations, the fact that our lower tier subsidiaries of any consequence may not have had earnings and profits for any taxable year since formation may arguably eliminate any such tax consequences in respect of prior taxable years.  For the current and all subsequent taxable years, we believe that the potential for our lower tier subsidiaries to be classified as PFICs with respect to new investors can be substantially eliminated without adverse tax consequences.

In the future, holders of our shares may claim that they have suffered adverse tax consequences for which they could have taken remedial action if they had been aware that such subsidiaries constituted PFICs.  It is not possible for us to determine the number of shareholders, if any, that might make such a claim or to determine the merits or impact of such claims on us and whether such claims may be material to us.

FORWARD-LOOKING STATEMENTS

Some information contained in or incorporated by reference into this prospectus supplement may contain forward-looking statements.  These statements include comments regarding San Cristóbal development and construction plans, costs, grades, production and recovery rates, permitting, infrastructure arrangements, Bolivian political and economic conditions, financing needs, the availability of financing on acceptable terms, the timing of construction at San Cristóbal, and the markets for silver, zinc and lead.

The use of any of the words “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “should,” “believe” and similar expressions are intended to identify uncertainties.  We believe the expectations reflected in those forward-looking statements are reasonable.  We cannot assure you, however, that these expectations will prove to be correct.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors set forth in, or incorporated by reference into, this report:

•                                          worldwide economic and political events affecting the supply of and demand for silver, zinc and lead;

•                                          political and economic instability in Bolivia and other countries in which we conduct business;

•                                          volatility in market prices for silver, zinc and lead;

•                                          financial market conditions, and the availability of financing on terms acceptable to us;

•                                          uncertainties associated with developing a new mine, including potential cost overruns and the unreliability of estimates in early stages of mine development;

•                                          variations in ore grade and other characteristics affecting mining, crushing, milling and smelting operations and mineral recoveries;

•                                          geological, technical, permitting, mining and processing problems;

•                                          the availability and timing of acceptable arrangements for power, transportation, water and smelting;

•                                          the availability, terms, conditions and timing of required government permits and approvals;

•                                          uncertainties regarding future changes in applicable law or implementation of existing law, including Bolivian laws related to tax, mining, environmental matters and exploration;

•                                          the availability, terms and timing of arrangements for smelting and variations in smelting operations and capacity;

•                                          the availability of experienced employees; and

•                                          the factors discussed under “Risk Factors.”

Many of those factors are beyond our ability to control or predict. You should not unduly rely on these forward-looking statements. These statements should not be construed by you to be exhaustive and speak only as of the date of this prospectus supplement. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus supplement and the related prospectus.

OUR BUSINESS

Apex Silver Mines Limited, incorporated under the laws of the Cayman Islands in 1996, is engaged in the exploration and development of silver properties in South America and Mexico.  We have a large diversified portfolio of privately owned and controlled silver exploration properties.  We have rights to or control over 100 silver and other mineral exploration holdings, divided into approximately 50 property groups, located in or near the traditional silver producing regions of Bolivia, Mexico and Peru.  None of our properties is in production, and consequently we have no operating income or cash flow.

San Cristobal Project

Our exploration efforts have produced our first development property, our 100% owned San Cristóbal Project located in southern Bolivia.  The 100% owned San Cristóbal Project is located in the San Cristóbal mining district of the Potosi Department in southern Bolivia, a region that historically has produced a significant portion of the world’s silver supply.  San Cristóbal is located in the Bolivian Altiplano in the Andes mountains, approximately 500 kilometers south of the city of La Paz, which is the seat of government where executive and legislative powers reside.  The project is accessible by a gravel road from the town of Uyuni, approximately 100 kilometers to the northeast and from the Chilean border town of Ollagüe, approximately 135 kilometers to the west.  A railroad begins at the Chilean port of Antofagasta, approximately 460 kilometers southwest of San Cristóbal, and continues north to La Paz, passing 50 kilometers to the north of San Cristóbal.

San Cristóbal’s proven and probable reserves, based on $5.37 per ounce silver, $0.40 per pound zinc and $0.28 per pound lead, total approximately 219 million tonnes of ore grading 64.69 grams per tonne silver, 1.60% zinc and 0.59% lead, containing approximately 456 million ounces of silver, 7.7 billion pounds of zinc and 2.8 billion pounds of lead.  The prices used represent the three year average price for each of the metals as per guidelines established by the Securities and Exchange Commission.

Our development plan contemplates that we will mine the deposit from an open pit mine at the rate of approximately 40,000 tonnes of ore per day and process the ore by conventional flotation methods.  Under the assumptions contained in the development plan, the mine is expected to have an average life-of-mine strip ratio, or ratio of waste material which must be removed for each tonne of ore recovered, of 1.56:1.  We will transport mined ore to the primary crusher by truck and then convey the crushed ore to a mill and flotation plant with a design capacity of 40,000 tonnes per day.  The ore will be ground in semi-autogenous (SAG) and ball mill circuits, and then processed by selective flotation to produce separate zinc-silver and lead-silver concentrates and lesser amounts of bulk lead-silver concentrates.  Filtered concentrates will be transported by rail to the port in Mejillones, Chile, and then by ocean vessel to smelters and refineries in Asia, the Americas and Europe.  The development plan projects a 16-year life.

In connection with the completed development plan, we prepared an updated evaluation of capital cost for the San Cristóbal Project in October 2004.  The capital cost estimate is approximately $560 million, $65 million or 13% more than estimated in a previous 2000 updated feasibility study.  The increase in the estimated capital cost was due to changes in the infrastructure scope (including the decision to haul concentrates by rail rather than by truck), higher energy and raw material costs and other normal cost escalations.  The capital cost estimate includes pre-stripping, engineering, procurement, construction, and freight necessary to commence production, as well as appropriate taxes, duties and levies under Bolivian law.  The estimate excludes approximately $27 million of working capital, $22 million expected to be advanced to the company constructing the power line, $6 million expected to be advanced to the company constructing the port facilities, and $20 million for escalation from the original constant dollar estimate.  Advances for the power line and port facility providers are expected to be recouped through credits applied against payments for the contracted services.  The estimate also excludes approximately $12 million in capital costs related to production enhancements added subsequent to the October 2004 estimate.  Total project funding from January 1, 2004 going forward, including the additional amounts described above, is approximately $650 million.  Of this amount, approximately $130 million in capital costs was spent at the San Cristóbal project thorugh September 30, 2005.  In years prior to 2004, we have spent a total of approximately $98 million in project capital at San Cristóbal.

Proven and probable reserves for San Cristobal were calculated in February 2005 using a $6.40 net smelter return per tonne cutoff value for oxides, a $5.19 net smelter return per tonne cutoff value for sulfides and market price assumptions of $5.37 per ounce silver, $0.40 per pound zinc and $0.28 per pound lead.  These prices represent the three year average prices for each of the metals through December 2004 as per guidelines established by the Securities and Exchange Commission.  The following table shows our proven and probable reserves of silver, zinc and lead for sulfide ore and oxide ore at the San Cristóbal Project.  Our reserves were calculated by Mine Reserves Associates, Inc., using a fully designed pit that incorporates design slopes, practical mining shapes and access ramps.

	Proven and Probable Reserves-San Cristóbal Project
		Average Grade			Contained Metals (1)
	Tonnes of ore	Silver Grade	Zinc Grade	Lead Grade	Silver Ounces	Zinc Tonnes	Lead Tonnes
	(000s)	(g/tonne)	(%)	(%)	(000s)	(000s)	(000s)

Sulfide Ore	209,431	61.64	1.67	0.59	415,044	3,497	1,236
Oxide Ore	9,599	131.39	0.10	0.63	40,549	10	60

(1)                                  Amounts are shown as contained metals in ore and therefore do not reflect losses in the recovery process.  Sulfide ore reserves are expected to have an approximate average recovery of 75.5% for silver, 91.9% for zinc and 85.6% for lead.  Oxide ore reserves are expected to have an average recovery of 60.0% for silver and 50.0% for lead.  Based on the assumptions contained in the 2004 reserve report prepared by Mine Reserves Associates,  Inc., the estimated strip ratio of the mine is 1.52:1.

Bolivia has experienced slow economic growth and political instability in the last three years.  In late 2003, there were violent demonstrations in La Paz and elsewhere in Bolivia, protesting, among other things, the proposed export of natural gas to the U.S. through Chile.  These demonstrations resulted in the resignation of President Sanchez de Lozada in October 2003, and his constitutional replacement by President Mesa.  Demonstrations continued in 2004 and early 2005, focused on, among other things, the opposition of certain political parties to a proposed statute regulating oil and gas development in Bolivia.  As proposed, the new law would provide incentives for foreign investment and increase taxes and royalties on oil and gas production.  To date, there have been no formal proposals to impose royalties or increase taxes on the mining industry. Various indigenous groups have rejected the law and called for the complete nationalization of oil and gas production in Bolivia.  In early June 2005, following a period of increased demonstrations and social unrest, President Mesa resigned.  He was replaced by President Eduardo Rodriguez, who has called for early general elections to be held in December 2005.

Although to date these conditions and events have not caused any adverse impact on our San Cristóbal project, political and economic uncertainties and instability continue and may not be resolved successfully.  The political and economic climate may become more unstable, and political and economic uncertainties may in the future have an adverse impact on the development or operations of San Cristóbal.

RECENT DEVELOPMENTS

On December 2, 2005, we, through certain of our wholly-owned subsidiaries, entered into a $225 million secured credit facility, the proceeds of which will be used to fund the construction, development and operation of the San Cristobal Project.  The loans are secured by substantially all of the Project-related tangible and intangible assets owned by our subsidiaries. We are currently in the process of complying with certain conditions precedent to the initial disbursement of loan funds.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the shares offered pursuant to this prospectus.  The shares are being issued by us directly to Mariana in exchange for 1,689,000 ordinary shares of Mariana, pursuant to a Share Purchase Agreement dated as of December 12, 2005, that contains customary representations and warranties, covenants and indemnities.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares are listed on the American Stock Exchange under the symbol “SIL.” As of December 12, 2005, 50,370,973 ordinary shares were outstanding, and we had approximately 160 shareholders of record.

The following table sets forth the high and the low sale prices per share of our ordinary shares for the periods indicated. The closing price of the ordinary shares on December 12, 2005 was $17.22.

	2005		2004		2003
Period	High	Low	High	Low	High	Low
1st Quarter	$19.47	$15.80	$24.22	$19.35	$16.42	$12.90
2nd Quarter	$16.45	$11.51	22.76	15.30	15.38	12.35
3rd Quarter	$17.20	$12.61	21.70	16.75	18.06	13.40
4th Quarter*	$18.01	$14.70	21.64	16.68	21.51	12.70

* Through December 12, 2005.

We have never paid any dividends on our ordinary shares and expect for the foreseeable future to retain all of our earnings from operations for use in expanding and developing our business. Any future decision as to the payment of dividends will be at the discretion of our board of directors and will depend upon our earnings, receipt of dividends from our subsidiaries, financial position, capital requirements, plans for expansion and such other factors as our board of directors deems relevant.

PLAN OF DISTRIBUTION

We are offering 16,000 ordinary shares directly to Mariana in exchange for 1,689,000 ordinary shares of Mariana, pursuant to a Share Purchase Agreement dated as of December 13, 2005, that contains customary representations and warranties, covenants and indemnities.  We will not receive any cash proceeds from the issuance of the shares. The 16,000 ordinary shares have been listed on the American Stock Exchange.

CERTAIN TAX CONSIDERATIONS

U.S. Holder for United States Federal Income Purposes

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is for U.S. federal income tax purposes:

•                                          an individual who is a citizen or resident of the United States

•                                          a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia

•                                          an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                                          a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons control all of the substantial decisions of the trust

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of ordinary shares that is a partnership and partners in such partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This discussion is limited to holders of the ordinary shares who will hold the ordinary shares as capital assets.

Prospective investors are urged to consult their own tax advisers with respect to the particular tax consequences to them of the purchase, ownership and disposition of ordinary shares, including the tax consequences under any state, local, foreign and other tax laws.

Non-U.S. Holders

An investor who is not a U.S. Holder will not be subject to U.S. federal income tax on any dividends received on ordinary shares unless (1) the investor has an office or other fixed place of business in the United States to which the dividends are attributable and the dividends are either derived in the active conduct of a banking, finance or similar business in the United States or the investor is a non-U.S. corporation the principal business of which consists of trading in stocks or securities for its own account, or (2) the investor is a foreign insurance company that conducts business in the United States and the dividends are attributable to that business.

An investor who is not a U.S. Holder will not be subject to U.S. federal income tax on any gain realized on a sale or other disposition of ordinary shares unless (1) the investor is engaged in the conduct of a trade or business in the United States and the gain is effectively connected with that trade or business, or (2) the investor is an individual who is present in the U.S. for 183 days or more during the taxable year in which the gain is realized and other specified conditions are met.

United States Information Reporting and Backup Withholding

Dividend payments made to a U.S. Holder of ordinary shares and proceeds of a sale or other disposition of ordinary shares may be subject to information reporting to the IRS and possible U.S.

federal backup withholding. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The SEC allows us to incorporate by reference our publicly filed reports into this prospectus supplement and the related prospectus, which means that information included in those reports is considered part of this prospectus supplement and the related prospectus.  Information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede the information contained in this prospectus supplement and the related prospectus.  We incorporate by reference the following documents filed with the SEC and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.               Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2004;

2.               Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

3.               Our Current Reports on Form 8-K filed with the SEC on January 13, 2005 (two reports), September 28, 2005, October 13, 2005 and December 8, 2005;

4.               The description of the ordinary shares and other classes or series of shares contained under the caption “Description of Ordinary Shares” in our registration statement on Form S-1, as amended (File No. 333-34685), and incorporated by reference into our registration statement on Form 8-A under the Securities Exchange Act of 1934 filed with the SEC on November 18, 1997.

We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents which are not specifically incorporated by reference therein.  You should direct any requests for documents to Igor Levental, Vice President Investor Relations and Corporate Development, Apex Silver Mines Limited, c/o Apex Silver Mines Corporation 1700 Lincoln St. Suite 3050 Denver, Colorado 80203, telephone (303) 764-9162.

The information relating to us contained in this prospectus supplement is not comprehensive and should be read together with the information contained in the related prospectus and in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information which is of interest to you.  You should refer to the copy of such contract or other document filed as an exhibit to our filings.

This prospectus supplement and the related prospectus are pursuant to a registration statement on Form S-3 that we filed with the SEC.  Certain information in the registration statement has been omitted from this prospectus supplement and the related prospectus in accordance with SEC rules.

We file annual, quarterly and current reports and other information with the SEC.  You may read and copy the registration statement and any other document that we file at the SEC’s public reference room located at 100 F Street N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-00330 for further information on the public reference rooms.  Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.  Our ordinary shares are listed on the American Stock Exchange and you may inspect reports, proxy statements and other information concerning us at the office of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the related prospectus.  We have authorized no one to provide you with different information.  We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

APEX SILVER MINES LIMITED

16,000 Ordinary Shares

PROSPECTUS SUPPLEMENT

December 15, 2005

PROSPECTUS

APEX SILVER MINES LIMITED

$20,000,000

ORDINARY SHARES

WARRANTS

This prospectus relates to up to $20,000,000 of ordinary shares and warrants that Apex Silver Mines Limited (together with its subsidiaries, “Apex Silver,” “we,” “us,” or “our company”) may offer and sell from time to time in connection with acquisitions of other businesses, assets, properties or securities.

The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the businesses, assets, properties or securities to be acquired. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. We do not expect to receive any cash proceeds from the sale of securities issued pursuant to this prospectus. We may be required to provide further information by means of a post-effective amendment to the registration statement or a supplement to the prospectus once we know the actual information concerning a specific acquisition.

We will pay all the expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing these shares, although we may pay finder’s fees in specific acquisitions. Any person receiving a finder’s fee may be deemed an underwriter within the meaning of the Securities Act of 1933, as amended.

We may also permit individuals or entities who have received or will receive ordinary shares or warrants in connection with the acquisitions described above to use this prospectus to cover resales of those securities. See “Selling Securityholders” for the identity of such individuals or entities.

Our ordinary shares are traded on the American Stock Exchange under the symbol “SIL.”

Investing in the securities offered in this prospectus involves risk. See “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 18, 2005.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus.

The following documents, which were previously filed with the SEC pursuant to the Securities Exchange Act of 1934, or the Exchange Act, are hereby incorporated by reference:

•                  our Annual Report on Form 10-K for the year ended December 31, 2004, as amended;

•                  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•                  our Current Reports on Form 8-K filed on January 13, 2005 (two reports); and

•                  the description of the ordinary shares and other classes or series of shares contained under the caption “Description of Ordinary Shares” in our registration statement on Form S 1, as amended (File No. 333 34685), and incorporated by reference into the Registration Statement on Form 8-A under the Securities Exchange Act of 1934 filed with the SEC on November 18, 1997.

All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or the documents incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.

You may receive a copy of any of these filings (excluding exhibits to those documents unless they are specifically incorporated by reference in those documents), at no cost, by writing or calling Apex Silver Mines Corporation, 1700 Lincoln Street, Suite 3050, Denver, Colorado 80203, Attention: Vice President, Investor Relations and Corporate Development, telephone (303) 839-5060.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES LAWS

Apex Silver is a Cayman Islands exempted company and some of our directors reside in jurisdictions outside of the United States. At any one time, all or a substantial portion of our assets and directors are or may be located in jurisdictions outside of the United States. Therefore, it could be difficult for investors to effect within the United States service of process on us or any of our directors who reside outside the United States. Further, it could be difficult to recover against us or such directors judgments of courts in the United States, including judgments based upon civil liability under U.S. federal securities laws and similar state laws. Notwithstanding the foregoing, we have irrevocably agreed that we may be served with process with respect to actions based on offers of the securities offered by this prospectus in the United States by serving Apex Silver Mines Corporation, 1700 Lincoln Street, Suite 3050, Denver, Colorado 80203, our U.S. agent appointed for that purpose.

Walkers, our Cayman Islands counsel, has advised us that there may be circumstances where the courts of the Cayman Islands would not enforce:

•                  judgments of U.S. courts obtained in actions against us or our directors that are not resident within the United States that are based upon the civil liability provisions of U.S. federal securities laws and similar state laws; or

•                  original actions brought in the Cayman Islands against us or such persons based solely upon U.S. federal securities laws.

There is no treaty in effect between the United States and the Cayman Islands providing for such enforcement. There are grounds upon which Cayman Islands courts may not enforce judgments of U.S. courts. In addition, some remedies that are available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be allowed in Cayman Islands courts as being contrary to public policy.

FORWARD-LOOKING STATEMENTS

Some information contained or incorporated by reference in this prospectus may contain forward-looking statements. These statements include comments regarding San Cristobal development and construction plans, costs, grade, production and recovery rates, permitting, infrastructure arrangements, Bolivian political and economic conditions, financing needs, the availability of financing on acceptable terms, the timing of construction at San Cristobal, and the markets for silver, zinc and lead.

The use of any of the words “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “should,” “believe” and similar expressions are intended to identify uncertainties. We believe the expectations reflected in these forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors set forth in this prospectus:

•                  worldwide economic and political events affecting the supply of and demand for silver, zinc and lead;

•                  political and economic instability in Bolivia and other developing countries in which we conduct business;

•                  volatility in market prices for silver, zinc and lead;

•                  financial market conditions, and the availability of financing on terms acceptable to Apex Silver;

•                  uncertainties associated with developing a new mine, including potential cost overruns and the unreliability of estimates in early stages of mine development;

•                  variations in ore grade and other characteristics affecting mining, crushing, milling and smelting operations and mineral recoveries;

•                  geological, technical, permitting, mining and processing problems;

•                  the availability and timing of acceptable arrangements for power, transportation, water and smelting;

•                  the availability, terms, conditions and timing of required government permits and approvals;

•                  uncertainties regarding future changes in applicable law or implementation of existing law, including Bolivian laws related to tax, mining, environmental matters and exploration;

•                  the availability, terms and timing of arrangements for smelting and variations in smelting operations and capacity;

•                  the availability of experienced employees; and

•                  the factors discussed under “Risk Factors.”

Many of those factors are beyond our ability to control or predict. You should not unduly rely on these forward-looking statements. These statements speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus.

SUMMARY

This summary contains basic information about us and the ordinary shares and warrants that we may offer and sell from time to time in connection with acquisitions of other businesses, assets, properties or securities. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes contained elsewhere or incorporated by reference in this prospectus, before making an investment decision.

Our Company

Apex Silver Mines Limited, incorporated under the laws of the Cayman Islands in 1996, is engaged in the exploration and development of silver properties in South America, and Mexico. Our exploration efforts have produced our first development property, our 100% owned San Cristobal project located in southern Bolivia. San Cristobal’s proven and probable reserves, based on $5.37 per ounce silver, $0.40 per pound zinc and $0.28 per pound lead, total approximately 219 million tonnes of ore grading 64.69 grams per tonne of silver, 1.60% zinc and 0.59% lead, containing approximately 456 million ounces of silver, 7.7 billion pounds of zinc and 2.8 billion pounds of lead. The prices used represent the three-year average price for each of the metals as per guidelines established by the Securities and Exchange Commission.

Based on recently completed evaluations for our updated life-of-mine development plan, we expect San Cristobal to have an annual average payable production of approximately 17 million ounces of silver, 165,000 tonnes of zinc and 64,000 tonnes of lead over a mine life of approximately 16 years. We have commenced construction at San Cristobal, and, assuming that metals markets remain favorable and that we are able to complete the additional financing required for the project, we expect to commence and start-up and production in 2007.

We also have a large diversified portfolio of privately owned and controlled silver exploration properties. We have rights to or control over 100 silver and other mineral exploration holdings, divided into approximately 50 property groups, located in or near the traditional silver producing regions of Bolivia, Mexico, and Peru. None of our properties is in production, and consequently we have no operating income or cash flow.

We are managed by a team of seasoned mining professionals with significant experience in the construction, development and operation of large scale, open pit and underground, precious and base metals mining operations, as well as in the identification and exploration of mineral properties.

Our principal executive office is located at 1700 Lincoln Street, Suite 3050, Denver, Colorado 80203, and our telephone number is (303) 839-5060. Our internet address is www.apexsilver.com. Information on our website is not incorporated into this prospectus and is not a part of this prospectus.

Our Strategy

Apex Silver is one of a limited number of silver companies with significant exposure to other metals. Our strategy is to capitalize on the San Cristobal project and our sizeable portfolio of silver exploration properties in order to achieve long-term profits and growth and to enhance shareholder value.

The principal elements of our business strategy are to:

•                  secure financing for and proceed to develop the San Cristobal project as a large scale open pit mining operation;

•                  continue to explore and develop those properties which we believe are most likely to contain significant amounts of silver and/or other metals and divesting those properties that are not of continuing interest; and

•                  identify and acquire additional mining and mineral properties that we believe contain significant amounts of silver and/or other metals or have exploration potential.

Certain Tax Considerations

We believe that we likely were a passive foreign investment company (“PFIC”) with respect to 2004, and likely will be a PFIC in 2005 as well as potentially with respect to future years. If we are a PFIC, U.S. holders of ordinary shares and warrants to acquire ordinary shares will be subject to certain adverse U.S. federal income tax rules. Under the PFIC rules, a U.S. holder who disposes or is deemed to dispose of ordinary shares or warrants at a gain, or who receives or is deemed to receive certain distributions with respect to ordinary shares, generally will be required to treat such gain or distributions as ordinary income and pay an interest charge on the tax imposed with respect thereto. Certain elections may sometimes be used to reduce the adverse impact of the PFIC Rules for holders of ordinary shares (so-called

“QEF elections” and “mark-to-market” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income. In addition, elections that may be used to reduce the adverse impact of the PFIC rules will not be available with respect to warrants to acquire ordinary shares. The PFIC rules are extremely complex, and prospective investors are urged to consult their own tax advisers regarding the potential consequences to them of Apex Silver being classified as a PFIC. See “Certain Tax Considerations.”

Use of Proceeds

We will be offering and issuing our ordinary shares and/or warrants from time to time in connection with the acquisition of other businesses, assets, properties or securities. We will not receive any cash proceeds from these offerings.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information included in this prospectus before deciding to purchase any shares. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows. In that case, you may lose all or part of your investment in the securities.

Risks Related to the Business

We have identified a material weakness in our internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires management to make an assessment of the design and operating effectiveness of our internal controls and our auditors to audit the design and operating effectiveness of our internal controls as well as forming an opinion on management’s assessment. As of December 31, 2004, we had a material weakness in our internal controls because we lacked a sufficient complement of personnel with a level of accounting expertise that is commensurate with our financial reporting requirements. This material weakness resulted in certain adjustments to our financial statements.

•                  In January 2005, it was determined that the accounting for capitalized interest relating to our San Cristóbal development project asset was incorrect. Generally accepted accounting principles require the capitalization of a portion of the interest incurred on debt borrowed for the construction of certain qualifying assets (such as our San Cristóbal project). We restated our consolidated financial statements for the first, second and third quarters of 2004 to capitalize additional interest and to reduce interest expense.

•                  We had a material adjustment to reclassify cash and cash equivalents to short and long term investments prior to filing our second quarter 2004 financial statements and an adjustment to stock compensation expense and related disclosures associated with our adoption of Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation, prior to filing our third quarter 2004 financial statements.

•                  We had an audit adjustment to the 2004 financial statements to increase costs capitalized related to our San Cristóbal development project asset and to reduce administration expense.

We have retained the public accounting firm currently assisting in our Section 404 compliance effort to assist us in preparing our financial statements and to provide technical expertise in the proper application of generally accepted accounting principles to various transactions and other financial statement matters. We have hired additional personnel and continue to evaluate the need for additional personnel for our accounting department, including personnel with technical expertise in the application of generally accepted accounting principles. However, we have not yet been able to test and assess the operating effectiveness of our internal controls, including these mitigating steps, surrounding the financial reporting process, and testing may reveal similar or additional weaknesses in the design and effectiveness related to the financial reporting process. Since this material weakness was not effectively remediated, management has concluded that Apex Silver’s controls are ineffective. Further, our independent registered public accounting firm has issued an adverse opinion on our internal controls as of December 31, 2004. Because opinions on internal controls have not been issued in the past, it is uncertain what impact an adverse opinion would have on our company or our stock price.

We have no history of production.

We have no history of producing silver or other metals. The development of our San Cristobal Project will require the construction or rehabilitation and operation of mines, processing plants and related infrastructure. As a result, we are subject to all of the risks associated with establishing new mining operations and business enterprises. There can be no assurance that we will successfully establish mining operations or profitably produce silver or other metals at any of our properties.

We have a history of losses and we expect losses to continue for at least the next three years.

As an exploration and development company that has no production history, we have incurred losses since our inception, and we expect to continue to incur additional losses for at least the next three years. As of December 31, 2004, we had an accumulated deficit of $97.7 million. There can be no assurance that we will achieve or sustain profitability in the future.

The calculation of our reserves and other mineralization is subject to significant estimates.

Unless otherwise indicated, reserves and other mineralization figures presented in our filings with the SEC, press releases and other public statements that may be made from time to time are based on estimates of contained silver and other metals made by independent geologists or our own personnel. These estimates are imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. There can be no assurance that:

•                  these estimates will be accurate;

•                  reserves and other mineralization figures will be accurate; or

•                  reserves or mineralization could be mined and processed profitably.

Since we have not commenced production on any of our properties, reserves and other mineralization estimates may require adjustments or downward revisions based on actual production experience. Extended declines in market prices for silver, zinc and lead may render portions of our reserves uneconomic and result in reduced reported reserves. Any material reductions in estimates of our reserves and other mineralization, or of our ability to extract these reserves or mineralization, could have a material adverse effect on our results of operations, financial condition and cash flows.

We have not established the presence of any proven or probable reserves at any of our mineral properties other than the San Cristóbal project. There can be no assurance that subsequent testing or future feasibility studies will establish additional reserves at our properties. The failure to establish additional reserves could restrict our ability to successfully implement our strategies for long term growth beyond the San Cristóbal project.

The San Cristobal project is subject to risks including delays in commencement and completion and we may be unable to achieve anticipated production volume or manage cost increases.

Completion of the development of the San Cristóbal Project is subject to various factors, including availability, terms, conditions and timing of acceptable arrangements for financing, transportation, construction, and smelting; required government approvals, and the performance of our engineering and construction contractors, mining contractor, suppliers and consultants. The lack of availability on acceptable terms or the delay in any one or more of the other items listed above could also delay or prevent the development of San Cristóbal as currently planned. Further, completion of the development of the San Cristóbal Project may be compromised in the event of a prolonged decline in price levels for silver and zinc. There can be no assurance:

•                  when or whether the San Cristóbal Project will be completed;

•                  whether the resulting operations will achieve the anticipated production volume; or

•                  that the construction costs and ongoing operating costs associated with the development of the San Cristóbal Project will not be higher than anticipated.

We have never developed or operated a mine or managed a significant mine development project. We cannot assure you that the development of San Cristóbal will be completed at the cost and on the schedule predicted, or that silver, zinc and lead grades and recoveries, production rates or anticipated capital or operating costs will be achieved.

If the actual cost to complete the development of the San Cristóbal Project is significantly higher than currently expected, there can be no assurance that we will have enough funds to cover these costs or that we would be able to obtain alternative sources of financing to cover these costs. Unexpected cost increases, reduced silver and zinc prices or the failure to obtain necessary project financing on acceptable terms to commence or complete the development of the San Cristóbal Project on a timely basis, or to achieve anticipated production capacity, could have a material adverse effect on our future results of operations, financial condition and cash flows.

The successful development of the San Cristóbal Project is also subject to the other risk factors described herein.

We depend on a single mining project.

We anticipate that the majority, if not all, of any revenues for the next few years and beyond will be derived from the sale of metals mined at the San Cristóbal project. Therefore, if we are unable to complete and successfully mine the San Cristóbal project, our ability to generate revenue and profits would be materially adversely affected.

Our success will depend on our ability to manage our growth.

As we increase our development activity at San Cristóbal, we are experiencing significant growth in our operations, which we expect to continue and accelerate over the next several years now that construction has commenced and we anticipate the commencement of production in 2007. This growth has created and will continue to create new positions and responsibilities for management personnel and will substantially increase demands on our operating and financial systems. There can be no assurance that we will successfully meet these demands and manage our anticipated growth.

Our profitability will be affected by changes in the prices of metals.

Our profitability and long-term viability depend, in large part, on the market price of silver, zinc, lead and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•                  global or regional consumption patterns;

•                  supply of, and demand for, silver, zinc, lead and other metals;

•                  speculative activities;

•                  expectations for inflation; and

•                  political and economic conditions.

The aggregate effect of these factors on metals prices is impossible for us to predict. Decreases in metals prices have delayed, and could in the future adversely affect, our ability to finance the development of the San Cristóbal Project and the exploration and development of our other properties, which would have a material adverse effect on our financial condition, results of operations and cash flows. There can be no assurance that metals prices will not decline.

The following table sets forth for the periods indicated (1) the Comex nearby active silver futures contract’s high and low price of silver in U.S. dollars per troy ounce and (2) the London Metals Exchange’s high and low settlement prices of zinc and lead in U.S. dollars per pound.

	Silver		Zinc		Lead
Year	High	Low	High	Low	High	Low
2000	5.57	4.62	0.58	0.46	0.26	0.18
2001	4.83	4.03	0.48	0.33	0.24	0.20
2002	5.13	4.22	0.42	0.33	0.24	0.18
2003	5.99	4.35	0.46	0.34	0.34	0.19
2004	8.29	5.49	0.56	0.42	0.45	0.29
2005	7.57	6.41	0.66	0.54	0.45	0.39

* Through April 29, 2005

The closing prices of silver, zinc and lead on April 29, 2005 were $6.90 per troy ounce, $0.59 per pound and $0.43 per pound, respectively.

We may not be successful in hedging against price, currency and interest rate fluctuations and may incur mark to market losses and lose money through our hedging programs.

We have engaged in limited metals trading activities to hedge against commodity and base metals price risks, using puts and calls. We are in the process of securing additional project debt financing for the San Cristóbal Project and in connection with that financing we will be required to utilize various price hedging techniques to hedge a limited amount of the metals we produce at San Cristóbal. The level of hedging we are required to maintain in the future will be determined based on negotiations with our lenders.

We may also engage in activities to hedge the risk of exposure to currency and interest rate fluctuations related to the development of the San Cristóbal Project in Bolivia or to exploration or development in other countries in which we incur substantial expenditures. Further, terms of our financing arrangements may require us to hedge against these risks.

There can be no assurance that we will be able to successfully hedge against price, currency and interest rate fluctuations. In addition, our ability to hedge against zinc and lead price risk in a timely manner may be adversely affected by the smaller volume of transactions in both the zinc and lead markets. Further, there can be no assurance that the use of hedging techniques will always be to our benefit. Hedging instruments that protect against market price volatility may prevent us from realizing the benefit from subsequent increases in market prices with respect to covered production which would limit our revenues and profits. Hedging contracts also are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant nonperformance could have a material adverse effect on our financial condition, results of operations and cash flows.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures and is frequently non-productive.

Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Competition for attractive mineral exploration properties is intense. Our strategy is to expand our reserves through a broad program of exploration. Mineral exploration is highly speculative in nature and is frequently non- productive. Substantial expenditures are required to:

•                  establish ore reserves through drilling and metallurgical and other testing techniques;

•                  determine metal content and metallurgical recovery processes to extract metal from the ore; and

•                  construct, renovate or expand mining and processing facilities.

If we discover ore, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional mineral rights, or that our exploration programs will result in new proven and probable reserves in sufficient quantities to justify commercial operations in any of our properties, other than the San Cristobal project.

We consider from time to time the acquisition of operating or formerly operating mines. Our decisions to acquire these properties are based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metals prices and projected economic returns, and evaluations of existing or potential liabilities associated with the property and its operation. Other than historical operating results, all of these may differ significantly from our estimates and assumptions. In addition, there is intense competition for attractive properties. Accordingly, there is no assurance that our acquisition efforts will result in profitable mining operations.

Our profitability depends, in part, on actual economic returns and actual costs of developing mines, which may differ significantly from our estimates and involve unexpected problems and delays.

None of our mineral properties, including the San Cristobal project, has an operating history upon which we can base estimates of future cash operating costs. Our decision to develop the San Cristobal project is based on feasibility studies. Decisions about the development of other projects in the future may also be based on feasibility studies. Feasibility studies derive estimates of reserves and operating costs and project economic returns. Estimates of economic returns are based, in part, on assumptions about future metals prices. Our profitability will be affected by changes in the price of metals. Feasibility studies derive estimates of average cash operating costs based upon, among other things:

•                  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•                  anticipated recovery rates of silver and other metals from the ore;

•                  cash operating costs of comparable facilities and equipment; and

•                  anticipated climatic conditions.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by our studies and estimates.

There are a number of uncertainties inherent in the development and construction of any new mine, including the San Cristobal project. These uncertainties include:

•                  the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•                  the availability and cost of skilled labor, power, water and transportation;

•                  the availability and cost of appropriate smelting and refining arrangements;

•                  the need to obtain necessary environmental and other governmental permits, and the timing of those permits; and

•                  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of many mining properties, like the San Cristobal project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that our future development activities will result in profitable mining operations.

Title to our mineral properties may be challenged.

Our policy is to seek to confirm the validity of our rights to title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance generally is not available, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests and, therefore, the precise area and location of these claims may be in doubt. Accordingly, our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

We derive the rights to some of our mineral properties, including some of our principal properties at the San Cristóbal project, from leaseholds or purchase option agreements which require the payment of rent or other installment fees. In addition, we must make annual mining patent payments to the Bolivian government totaling approximately $360,000 to maintain our concessions at San Cristóbal. If we fail to make these payments when they are due, our rights to the property may lapse. There can be no assurance that we will always make payments by the requisite payment dates. Some contracts with respect to our mineral properties require development or production schedules. There can be no assurance that we will be able to meet any or all of the development or production schedules. In addition, our ability to transfer or sell our rights to some of our mineral properties requires governmental approvals or third party consents, which may not be granted.

We cannot insure against all of the risks associated with mining.

The business of mining is subject to a number of risks and hazards, including:

•                  adverse environmental effects;

•                  industrial accidents;

•                  labor disputes;

•                  technical difficulties due to unusual or unexpected geologic formations;

•                  failures of pit walls; and

•                  flooding and periodic interruptions due to inclement or hazardous weather conditions.

These risks can result in, among other things:

•                  damage to, and destruction of, mineral properties or production facilities;

•                  personal injury;

•                  environmental damage;

•                  delays in mining;

•                  monetary losses; and

•                  legal liability.

Although we maintain, and intend to continue to maintain, insurance with respect to our operations and mineral properties within ranges of coverage consistent with industry practice, there can be no assurance that insurance will be available at economically feasible premiums. Insurance against environmental risks is not generally available. These environmental risks include potential liability for pollution or other disturbances resulting from mining exploration and production. In addition, not all risks associated with developing and producing silver, zinc, lead and other metals are included in coverage and some covered risks may result in liabilities which exceed policy limits. Further, we may elect to not seek coverage for all risks. The occurrence of an event that is not fully covered, or covered at all, by insurance, could have a material adverse effect on our financial condition, results of operations and cash flows.

Our San Cristobal project and our exploration activities are in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct exploration activities in countries with developing economies including Bolivia, Mexico and Peru in Latin America. These countries and other emerging markets in which we may conduct operations have from time to time experienced economic or political instability. We may be materially adversely affected by risks associated with conducting operations in countries with developing economies, including:

•                  political instability and violence;

•                  war and civil disturbance;

•                  expropriation or nationalization;

•                  changing fiscal regimes;

•                  fluctuations in currency exchange rates;

•                  high rates of inflation;

•                  underdeveloped industrial and economic infrastructure; and

•                  unenforceability of contractual rights.

Bolivia has experienced slow economic growth and political instability in the last three years. In late 2003, there were violent demonstrations in La Paz and elsewhere in Bolivia, protesting, among other things, the proposed export of natural gas to the U.S. through Chile. These demonstrations resulted in the resignation of President Sanchez de Lozada in October 2003, and his constitutional replacement by President Mesa. Demonstrations have continued in 2004 and early 2005, focused on, among other things, the opposition of certain political parties to a proposed statute regulating oil and gas development in Bolivia. As proposed, the new law would provide incentives for foreign investment and increase taxes and royalties on oil and gas production. Following a period of demonstrations, President Mesa resigned in early March 2005. The Bolivian Congress rejected his resignation, and President Mesa has agreed to continue to serve as President based on agreements regarding passage of a new oil and gas statute and progress on certain other initiatives. The remaining opposing political party continues its active opposition. There have been no formal proposals to impose royalties or increase taxes on the mining industry. Although these conditions and events have not caused any adverse impact on our San Cristóbal project, political and economic uncertainties and instability continue and may not be resolved successfully. The political and economic climate may become more unstable, and political and economic uncertainties may in the future have an adverse impact on the development or operations of San Cristóbal.

Changes in mining or investment policies or shifts in the prevailing political climate in any of the countries in which we conduct exploration and development activities could adversely affect our business. Our operations may be affected in varying degrees by government regulations with respect to, among other things:

•                  production restrictions;

•                  price controls;

•                  export and import controls;

•                  income and other taxes;

•                  maintenance of claims;

•                  environmental legislation;

•                  foreign ownership restrictions;

•                  foreign exchange and currency controls;

•                  labor;

•                  welfare benefit policies;

•                  land use;

•                  land claims of local residents;

•                  water use; and

•                  mine safety.

We cannot accurately predict the effect of these factors. In addition, legislation in the United States regulating foreign trade, investment and taxation could have a material adverse effect on our financial condition, results of operations and cash flows.

Our activities are subject to foreign environmental laws and regulations which may materially adversely affect our future operations.

We conduct mineral exploration and development activities primarily in Central America and South America, and are most active in Bolivia, where the San Cristobal project is located, and Mexico. With the development of San Cristobal, we also expect to conduct mining operations in Bolivia. These countries have laws and regulations which control the exploration and mining of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of flora and fauna and the preservation of lands. These laws and regulations will require us to acquire permits and other authorizations for certain activities. In many countries, including Bolivia, there is relatively new comprehensive environmental legislation, and the permitting and authorization processes may be less established and less predictable than they are in the United States. There can be no assurance that we will be able to acquire necessary permits or authorizations on a timely basis, if at all. Delays in acquiring any permit or authorization could increase the development cost of San Cristobal or other projects and could delay the commencement of production.

Environmental legislation in many countries is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. In Bolivia, where there is relatively new environmental legislation, enforcement activities and strategies may be under development, and thus may be less predictable than in the United States. We cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or regulatory agencies or stricter interpretation of existing laws, may (1) necessitate significant capital outlays, (2) cause us to delay, terminate or otherwise change our intended activities with respect to one or more projects and (3) materially adversely affect our future operations.

Many of our exploration and development properties are located in historic mining districts where prior owners may have caused environmental damage which may not be known to us or to the regulators. In most cases, we have not sought complete environmental analyses of our mineral properties and have not conducted comprehensive reviews of the environmental laws and regulations in every jurisdiction in which we own or control mineral properties. To the extent we are subject to environmental requirements or liabilities, the cost of compliance with these requirements and satisfaction of these liabilities would reduce our net cash flow and could have a material adverse effect on our financial condition and results of operations. If we are unable to fund fully the cost of remediation of any environmental condition, we may be required to suspend operations or enter into interim compliance measures pending completion of the required remediation.

We compete against larger and more experienced companies.

The mining industry is intensely competitive. Many of the largest mining companies are primarily producers of base metals, and may become interested in the types of silver deposits on which we are focused because these deposits typically are polymetallic, containing significant quantities of base metals including zinc, lead and copper. Many of these companies have greater financial resources, operational experience and technical capabilities than we have. We may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced mining professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Our ability to obtain dividends or other distributions from our subsidiaries may be subject to restrictions imposed by law and foreign currency exchange regulations and our financing arrangements.

We conduct, and will continue to conduct, all of our operations through subsidiaries. Our ability to obtain dividends or other distributions from our subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. Further, our anticipated financing for the San Cristóbal project is expected to include requirements that we satisfy certain debt service reserve or operating reserve requirements or meet debt payment obligations prior to payment to us of any dividends by our subsidiaries. Our subsidiaries’ ability to pay dividends or make other distributions to us is also subject to their having sufficient funds to do so. If our subsidiaries are unable to pay dividends or make other distributions, our growth may be inhibited unless we are able to obtain additional debt or equity financing on acceptable terms. In the event of a subsidiary’s liquidation, we may lose all or a portion of our investment in that subsidiary.

We may not be able to raise the funds necessary to explore and develop our mineral properties.

Although we raised approximately $536.7 million through equity sales and proceeds from the sale of notes in 2004, we will need additional external financing to develop and construct the San San Cristóbal Project and to fund the exploration and development of our other mineral properties. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing would have a material adverse effect on our growth strategy and our results of operations and financial condition. The mineral properties that we are likely to develop are expected to require significant capital expenditures. There can be no assurance that we will be able to secure the financing necessary to retain our rights to, or to begin or sustain production at, our mineral properties.

We depend on the services of key executives.

We are dependent on the services of key executives including our executive chairman and chief executive officer and a small number of highly skilled and experienced executives and personnel focused on the development of the San Cristóbal project. Due to the relatively small size of Apex Silver, the loss of these persons or our inability to attract and retain additional highly skilled employees required for the development of the San Cristóbal Project may delay or otherwise adversely affect the development of the San Cristóbal project, which could have a material adverse effect on our business or future operations.

The substantial control of Apex Silver by our directors, officers and 5% shareholders may have a significant effect in delaying, deferring or preventing a change in control of Apex Silver or other events which could be of benefit to our other shareholders.

As of April 30, 2005, the directors of Apex Silver and officers of Apex Silver Mines Corporation, together with members of their families and entities that may be deemed to be affiliates of or related to these persons or entities, and 5% shareholders beneficially owned approximately 28.4 million, or 60%, of our outstanding shares, assuming the conversion of currently exercisable options and warrants. This level of ownership by these persons may have a significant effect in delaying, deferring or preventing a change in control of Apex Silver or other events which could be of benefit to our other shareholders.

Apex Silver and certain lower tier subsidiaries may be treated as passive foreign investment companies for U.S. federal income tax purposes.

We believe that we likely were a passive foreign investment company (“PFIC”) with respect to 2004, and likely will be a PFIC in 2005 as well as potentially with respect to future years. If we are a PFIC, U.S. holders of Ordinary Shares and warrants to acquire Ordinary Shares will be subject to certain adverse U.S. federal income tax rules. Under the PFIC rules, a U.S. holder who disposes or is deemed to dispose of Ordinary Shares or warrants at a gain, or who receives or is deemed to receive certain distributions with respect to Ordinary Shares, generally will be required to treat such gain or distributions as ordinary income and pay an interest charge on the tax imposed with respect thereto. Certain elections may sometimes be used to reduce the adverse impact of the PFIC Rules for holders of Ordinary Shares(so-called “QEF elections” and “mark-to-market” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income. In addition, elections that may be used to reduce the adverse impact of the PFIC rules will not be available with respect to warrants to acquire Ordinary Shares. The PFIC rules are extremely complex, and prospective investors are urged to consult their own tax advisers regarding the potential consequences to them of Apex Silver being classified as a PFIC.

We have in certain prior filings stated that we believed that (i) Apex Silver may be considered a PFIC but (ii) none of our non-U.S. lower tier subsidiaries was a corporation for U.S. tax purposes that would itself be considered to be a PFIC. We now believe that certain of our non-U.S. lower tier subsidiaries, including the subsidiary that contains the principal assets associated with the San Cristobal project, were corporations for U.S. tax purposes that constituted PFICs in certain prior years. As a result, there is a possibility that some shareholders may suffer adverse U.S. federal income tax consequences that arguably might not have been suffered had they been aware of the PFIC status of these lower tier subsidiaries. Such shareholders may, however, be able to make retroactive elections in some cases that would mitigate any such adverse consequences. Moreover, under applicable proposed regulations, the fact that our lower tier subsidiaries of any consequence may not have had earnings and profits for any taxable year since formation may arguably eliminate any such tax consequences in respect of prior taxable years. For the current and all subsequent taxable years, we believe that the potential for our lower tier subsidiaries to be classified as PFICs with respect to new investors can be substantially eliminated without adverse tax consequences.

In the future, holders of our shares may claim that they have suffered adverse tax consequences for which they could have taken remedial action if they had been aware that such subsidiaries constituted PFICs. It is not possible for us to determine the number of shareholders, if any, that might make such a claim or to determine the merits or impact of such claims on us and whether such claims may be material to us.

SELLING SECURITYHOLDERS

The Selling Securityholders listed in any supplement to this prospectus, and any transferees or successors-in-interest to those persons, may from time to time offer and sell, pursuant to this prospectus, some or all of the ordinary shares or warrants, or ordinary shares issued on exercise of warrants, covered by this prospectus.

Resales by Selling Securityholders may be made directly to investors or through a securities firm acting as an underwriter, broker or dealer. When resales are to be made through a securities firm, such securities firm may be engaged to act as the Selling Securityholder’s agent in the sale of the shares by such Selling Securityholder, or the securities firm may purchase shares or warrants from the Selling Securityholders as principal and thereafter resell such shares or warrants from time to time. The fees earned by or paid to such securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. In addition, such securities firm may effect resales through other securities dealers, and customary commissions or concessions to such other dealers may be allowed. Sales of securities may be at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing. Any such sales may be made on the American Stock Exchange, in the over-the-counter market, by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of such methods. Any participating securities firm may be indemnified against certain liabilities, including liabilities under the Securities Act. Any participating securities firm may be deemed to be an underwriter within the meaning of the Securities Act, and any commission earned by such firm may be deemed to be underwriting discounts or commissions under the Securities Act.

In connection with resales of the securities sold hereunder, a prospectus supplement, if required, will be filed under Rule 424(b) under the Securities Act, disclosing the name of the Selling Securityholder, the participating securities firm, if any, the number of shares involved, any material relationship the Selling Securityholder may have with us or our affiliates, and other details of such resale to the extent appropriate. Information concerning the Selling Securityholders will be obtained from the Selling Securityholders.

Shareholders may also offer ordinary shares or warrants issued in past and future acquisitions by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 145(d) under that Act, and securityholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

USE OF PROCEEDS

We will be offering and issuing our ordinary shares and/or warrants from time to time in connection with the acquisition of other businesses, assets, properties or securities. We will not receive any cash proceeds from these offerings.

PLAN OF DISTRIBUTION

The $20,000,000 of ordinary shares and warrants covered by this prospectus are available for use in connection with acquisitions by us of other businesses, assets, properties or securities. The consideration offered by us in such acquisitions, in addition to any securities offered by this prospectus, may include cash, certain assets and/or assumption by us of liabilities of or related to the businesses, assets, properties or securities being acquired. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the businesses, assets, properties or securities to be acquired after taking into account the current and anticipated future value of such businesses, assets, properties or securities, along with all other relevant factors. The securities issued to the owners of the businesses, assets, properties or securities to be acquired normally are valued at a price reasonably related to the market value of such ordinary shares either at the time an agreement is reached regarding the terms of the acquisition or upon delivery of the shares.

We may also permit individuals or entities who have received or will receive our ordinary shares in connection with the acquisitions described above, or their transferees or successors-in-interest, to use this prospectus to cover their resale of such shares. See “Selling Securityholders,” as it may be amended or supplemented from time to time, for a list of those individuals or entities who are authorized to use this prospectus to sell their ordinary shares and warrants.

DESCRIPTION OF ORDINARY SHARES

As of the date of this prospectus, our authorized share capital consists of one class of 75,000,000 ordinary shares, par value $.01 per share, of which 47,707,556 ordinary shares were outstanding as of April 21, 2005.

The ordinary shares offered by this prospectus are validly issued, fully paid and nonassessable. There are no provisions of Cayman Islands law, our Memorandum of Association (the “Memorandum”) or our Articles of Association (the “Articles”) which impose any limitation on the rights of shareholders to hold or vote ordinary shares by reason of their not being resident in the Cayman Islands.

Dividends

Holders of ordinary shares are entitled to receive dividends ratably when and as declared by the Board of Directors. The right to receive dividends is also subject to the rights of holders of preference shares, if any.

Liquidation

In the event of any dissolution, liquidation or winding up of Apex Silver, whether voluntary or involuntary, after there shall have been paid or set aside for payment to the holders of any outstanding shares ranking senior to the shares as to distribution on liquidation, distribution or winding up, the full amount to which they shall be entitled, the holders of the then outstanding ordinary shares shall be entitled to receive, pro rata according to the number of ordinary shares registered in the names of such shareholders, any of our remaining assets available for distribution to our shareholders; provided, if, at such time, the holder of ordinary shares has any outstanding debts, liabilities or engagements to or with us (whether presently payable or not, either alone or jointly with any other person, whether a shareholder or not (including, without limitation, any liability associated with the unpaid purchase price of such ordinary shares)), the liquidator appointed to oversee our liquidation shall deduct from the amount payable in respect of such ordinary shares the aggregate amount of such debts, liabilities and engagements and apply such amount to any of such holder’s debts, liabilities or engagements to or with us (whether presently payable or not). The liquidator may distribute, in kind, to the holders of the ordinary shares remaining assets or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other corporation, trust or entity and receive payment therefor in cash, shares or obligations of such other corporation, trust or entity or any combination thereof, and may sell all or any part of the consideration so received, and may distribute the consideration received or any balance or proceeds thereof to holders of the ordinary shares.

Voting Rights

The Articles provide that the quorum required for a general meeting of the shareholders is not less than one shareholder present in person or by proxy holding at least 50 percent of the issued and outstanding shares entitled to vote at such meeting. Subject to applicable law and any provision of the Articles requiring a greater majority, we may from time to time by special resolution alter or amend the Memorandum or Articles; voluntarily liquidate, dissolve or wind- up our affairs; reduce our share capital or any capital, redemption or reserve funds, or any share premium account; or change our name or alter our objects.

Each shareholder is entitled to one vote per share on all matters submitted to a vote of shareholders at any such meeting. All matters, including the election of directors, voted upon at any duly held shareholders’ meeting shall be carried by ordinary resolution, except (i) approval of a merger, consolidation or amalgamation which requires (in addition to any regulatory or court approvals) the approval of at least seventy-five percent of the outstanding voting shares, voting together as a single class; (ii) any matter that must be approved by special resolution, including any amendment of the Memorandum and Articles; and (iii) as otherwise provided in the Articles. A special resolution requires the approval of at least two-thirds of the votes cast by holders of the outstanding voting shares voting together as a s ingle class represented in person or by proxy at a duly convened meeting. An ordinary resolution requires the approval of a simple majority of votes cast at a meeting of shareholders represented in person or by proxy.

The Articles provide that, except as otherwise required by law and subject to the rights of the holders of any class or series of shares we have issued having a preference over the ordinary shares as to dividends or upon liquidation to elect directors in specified circumstances, extraordinary general meetings of the shareholders may be called only by (i) the directors or (ii) at the request in writing of shareholders owning at least 25 percent of the outstanding shares generally entitled to vote.

The ordinary shares have noncumulative voting rights, which means that the holders of a majority of the ordinary shares may elect all of our directors and, in such event, the holders of the remaining ordinary shares will not be able to elect any directors. Our board of directors is presently divided into three classes, of three directors each. At present, each class is elected for a term of three years, with the result that shareholders will not vote for the election of a majority of directors in any single year. Pursuant to the Articles, directors may be removed by the shareholders only with the vote of 80 percent of the outstanding shares generally entitled to vote. The classified board provision and the removal of directors by shareholder provision can only be amended with the vote of 80 percent of the outstanding shares generally entitled to vote.

This classified board provision could prevent a party who acquires control of a majority of the outstanding voting power from obtaining control of the board of directors until the second annual shareholders meeting following the date the acquirer obtains the controlling share interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could thus increase the likelihood that incumbent directors will retain their positions.

Preemptive Rights

No holder of our outstanding shares shall, by reason of such holding, have any preemptive rights to subscribe to any additional issue of shares of any class or series nor to any security convertible into such shares.

Transfer of Shares

The Articles also provide that the board of directors may suspend the registration of transfers of ordinary shares for such periods as the board of directors may determine, but shall not suspend the registration of transfers for more than 40 days.

Other Class or Series of Shares

The Articles authorize the directors to create and issue one or more classes or series of shares and determine the rights and preferences of each such class or series, to the extent permitted by the Articles and applicable law. There are no other classes or series of shares outstanding.

Transfer Agent

Our registrar and transfer agent for all ordinary shares is American Stock Transfer & Trust Company.

Differences in Corporate Law

The Companies Law (2004 Revision) (the “Companies Law”) of the Cayman Islands is modeled after that of England, and differs in certain respects from such laws generally applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Law (including such modifications thereto adopted pursuant to the Articles) applicable to us which differ from provisions generally applicable to United States corporations and their shareholders. These statements are a brief summary of certain significant provisions of the Companies Law and, as such, do not deal with all aspects of every law that may be relevant to corporations and their shareholders.

Interested Directors

Our Articles provide that any transaction we enter into in which a director has an interest is not voidable by us nor can such director be liable to us for any profit realized pursuant to such transaction. A director having an interest in a transaction is entitled to vote in respect of such transaction provided the nature of the interest is disclosed at or prior to the vote on such transaction.

Mergers and Similar Arrangements

We may acquire the business of another company and carry on such business when it is within the objects of the Memorandum. The approval of the holders of at least 75 percent of the outstanding shares entitled to vote, voting together as a single class, at a meeting called for such purpose is required for us to (i) merge, consolidate or amalgamate with another company, (ii) reorganize or reconstruct us pursuant to a plan sanctioned by the Cayman Islands courts or (iii) sell, lease or exchange all or substantially all of our assets, except in the case of a transaction between us and any entity which we, directly or indirectly, control. In order to merge or amalgamate with another company or to reorganize and reconstruct itself, as a general rule, the relevant plan would need to be approved in accordance with the provisions of the Companies Law by the holders of not less than 75 percent of the votes cast at a general meeting called for such purpose and thereafter sanctioned by the Cayman Islands court. In respect of such a court sanctioned reorganization, while a dissenting shareholder may have the right to express to a Cayman Islands court his view that the transaction sought to be approved would not provide the shareholders with the fair value of their shares, (i) the court ordinarily would not disapprove the transaction on that ground absent other evidence of fraud or bad faith, and (ii) if the transaction were approved and consummated, the dissenting shareholder would have no rights comparable to the appraisal rights (as here defined, rights to receive payment in cash for the judicially determined value of their shares) ordinarily available to dissenting shareholders of Untied States corporations.

Shareholders’ Suits

There does not appear to be any history of either a class action or a derivative action ever having been brought by shareholders in the Cayman Islands courts. There has, however, until recently been no official law reporting in the Cayman Islands and actions subject to the Confidential Relationships (Preservation) Law of 1976, as amended, are held in closed court. However, in this regard, the Cayman Islands courts ordinarily would be expected to follow English precedent, which would permit a minority shareholder to commence an action against or a derivative action in the name of the corporation only (i) where the act complained of is alleged to be beyond the corporate power of the corporation or illegal, (ii) where the act complained of is alleged to constitute a fraud against the minority perpetrated by those in control of the corporation, (iii) where the act requires approval by a greater percentage of the corporation’s shareholders than actually approved it, or (iv) where there is an absolute necessity to waive the general rule that a shareholder may not bring such an action in order that there not be a denial of justice or a violation of the corporation’s memorandum of association.

Indemnification; Exculpation

Cayman Islands law does not limit the extent to which a company’s Articles of Association may provide for the indemnification of officers and directors, except to the extent that such provision may be held by the Cayman Islands courts to be contrary to public policy (for instance, for purporting to provide indemnification against the consequences of committing a crime). In addition, an officer or director may not be indemnified for fraud or willful default.

Our Articles contain provisions providing for the indemnity by us of an officer, director, consultant, employee or agent of ours for threatened, pending or contemplated actions, suits or proceedings, whether civil, criminal, administrative or investigative (including, without limitation, an action by or the right of the company), brought against such indemnified person by reason of the fact that such person was an officer, director, consultant, employee or agent of ours. In addition, the board of directors may authorize us to purchase and maintain insurance on behalf of any such person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under the provisions of the Articles.

We also purchase directors and officers liability insurance from third parties for our directors and officers. Our Articles provide that our directors and officers shall have no liability (i) for the acts, receipts, neglects, defaults or omissions of any other such director or officer or agent of ours or (ii) by reason of his having joined in any receipt for money not received by him personally or (iii) for any loss on account of defect of title to any of our property or (iv) on account of the insufficiency of any security in or upon which any money of ours shall be invested or (v) for any loss incurred through any bank, broker or other agent or (vi) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgment or oversight on his part or (vii) for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of his office or in relation thereto, unless the same shall happen through his own dishonesty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Inspection of Books and Records

Shareholders of a Cayman Islands company have no general rights to inspect or obtain copies of the list of shareholders or corporate records of a corporation.

Anti-Takeover Effects of Articles of Association

The Articles contain certain provisions that make more difficult the acquisition of control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with the directors. The directors believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with the directors. The directors would negotiate based upon careful consideration of the proposed terms, such as the price to be paid to shareholders, the form of consideration to be paid and the anticipated tax effects of the transaction. However, these provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares.

In addition to those provisions of the Articles discussed above, set forth below is a description of other relevant provisions of the Articles. The descriptions are intended as a summary only and are qualified in their entirety by reference to the Articles.

Shareholder Action by Written Consent

Cayman law permits shareholders to act by unanimous written consent.

Availability of Our Ordinary Shares for Future Issuances

The availability for issue of shares by our directors without further action by shareholders (except as may be required by applicable stock exchange requirements) could be viewed as enabling the directors to make more difficult a change in control of us, including by issuing warrants or rights to acquire shares to discourage or defeat unsolicited share accumulation programs and acquisition proposals and by issuing shares in a private placement or public offering to dilute or deter share ownership of persons seeking to obtain control of us.

Shareholder Proposals

The Articles provide that if a shareholder desires to submit a proposal for consideration at an annual general meeting or extraordinary general meeting, or to nominate persons for election as directors, written notice of such shareholder’s intent to make such a proposal or nomination must be given and received by our secretary at our principal executive offices not later than (i) with respect to an annual general meeting, 60 days prior to the anniversary date of the immediately preceding annual general meeting and (ii) with respect to an extraordinary general meeting, the close of business on the tenth day following the date on which notice of such meeting is first sent or given to shareholders. The notice must describe the proposal or nomination in sufficient detail for a proposal or nomination to be summarized on the agenda for the meeting and must set forth (i) the name and address of the shareholder, (ii) a representation that the shareholder is a holder of record of our shares entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such proposal or nomination, and (iii) the class and number of our shares which are beneficially owned by the shareholder. In addition, the notice must set forth the reasons for conducting such proposed business at the meeting and any material interest of the shareholder in such business. In the case of a nomination of any person for election as a director, the notice shall set forth: (i) the name and address of any person to be nominated; (ii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, (iii) such other information regarding such nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to Regulation 14A under the Exchange Act, whether or not we are then subject to such Regulation; and (iv) the consent of each nominee to serve as a director, if so elected. The presiding officer of the annual general meeting or extraordinary general meeting shall, if the facts warrant, refuse to acknowledge a proposal or nomination not made in compliance with the foregoing procedure.

The advance notice requirements regulating shareholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a shareholder proposal if the procedures summarized above are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.

DESCRIPTION OF THE WARRANTS

Presently Outstanding Warrants

We have 450,000 warrants for the purchase of ordinary shares outstanding as of April 29, 2005. Each of our outstanding warrants are exercisable for one ordinary share at an initial exercise price ranging from $12.92 to $20.79 per share, subject to any adjustments made pursuant to the warrant agreements. Our outstanding warrants will expire on various dates ranging from April 1, 2008 to September 27, 2009. There is no public market for our warrants.

Warrants that May be Issued

We may issue warrants independently or together with preference shares or ordinary shares. Each class or series of warrants will be issued under a separate warrant agreement to be entered into at the time the warrants are issued.

The prospectus supplement relating to a particular issue of warrants to issue ordinary shares will describe the terms of the warrants, including the following:

•                  the title of the warrants;

•                  the offering price for the warrants, if any;

•                  the aggregate number of the warrants;

•                  the securities or other rights (including rights to receive payments in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices), purchasable upon exercise of such warrants;

•                  if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•                  if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

•                  the dates on which the right to exercise the warrants shall commence and expire;

•                  if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•                  the price at which and the currency or currencies, including composite currencies, in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•                  if applicable, a discussion of material U.S. federal income tax considerations;

•                  the antidilution provisions of the warrants, if any;

•                  the redemption or call provisions, if any, applicable to the warrants;

•                  the identity of the warrant agent, if applicable; and

•                  any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

You should refer to the provisions of the warrant agreement that will be filed with the SEC in connection with the offering of warrants for the complete terms of the warrant agreement.

CERTAIN TAX CONSIDERATIONS

United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of ordinary shares and warrants to acquire ordinary shares. This discussion does not address special situations that may apply to particular holders including, but not limited to, holders subject to the U.S. federal alternative minimum tax, U.S. expatriates, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, financial institutions, banks, insurance companies, regulated investment companies, partnerships or other pass-through entities, U.S. Holders who own (directly, indirectly or by attribution) 10 per cent or more of our ordinary shares, U.S. Holders whose “functional currency” is not the U.S. dollar and persons who hold ordinary shares or warrants in connection with a “straddle,” “hedging,” “conversion” or other risk reduction transaction. The following discussion also does not apply to tax-exempt entities except to the extent that certain matters are specifically addressed. This discussion does not address the tax consequences to U.S. Holders of ordinary shares or warrants under any state, local, foreign and other tax laws.

The U.S. federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, court decisions, revenue rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all of which are subject to change or changes in interpretation. Prospective investors should particularly note that any such change or changes in interpretation could have retroactive effect so as to result in U.S. federal income tax consequences different from those discussed below.

As discussed in more detail below, we believe that we likely were a passive foreign investment company (“PFIC”) with respect to 2004, and likely will be a PFIC in 2005 as well as potentially with respect to future years. If we are a PFIC, U.S. Holders of ordinary shares and warrants will be subject to certain adverse tax rules (the “PFIC rules”), which are described below. The PFIC rules are extremely complex, and prospective investors are urged to consult their own tax advisers regarding the potential consequences to them of us being classified as a PFIC.

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or warrants to acquire ordinary shares that is for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•                  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons control all of the substantial decisions of the trust.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ordinary shares or warrants, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of ordinary shares or warrants that is a partnership and partners in such partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of ordinary shares and warrants.

This discussion is limited to holders of the ordinary shares and warrants who will hold the ordinary shares and warrants as capital assets.

Prospective investors are urged to consult their own tax advisers with respect to the particular tax consequences to them of the purchase, ownership and disposition of ordinary shares and warrants, including the tax consequences under any state, local, foreign and other tax laws.

The Passive Foreign Investment Company Rules

Classification as a PFIC

We believe that we likely were a PFIC with respect to 2004, and likely will be a PFIC with respect to 2005 as well as potentially with respect to future years. We will be a PFIC for any taxable year if either 75 percent or more of our gross income for the taxable year is “passive” income or the average portion of our assets during the taxable year that produce “passive” income or are held for the production of “passive” income is at least 50 percent.

We will likely be a PFIC with respect to 2005 and potentially with respect to future years because we expect to earn significant passive income from investments prior to our commencement of substantial mining operations. In addition, we may constitute a PFIC even after we begin to generate significant income from mining and processing operations.

If we are classified as a PFIC for any taxable year during any part of which a U.S. Holder owns ordinary shares or warrants to acquire ordinary shares, the U.S. Holder generally will be required to continue to treat us as a PFIC even if we cease to be a PFIC in a future year. We do not intend to make or issue to U.S. Holders of ordinary shares or warrants determinations as to our PFIC status, or the PFIC status of any lower-tier subsidiary, for any taxable year.

Consequences of PFIC Status

If we are treated as a PFIC for any taxable year during any part of which a U.S. Holder owns ordinary shares or warrants, the U.S. Holder generally will be subject to a special tax regime in respect of “excess distributions.” Excess distributions generally will include dividends or other distributions on the ordinary shares in any taxable year to the extent the amount of such distributions exceeds 125 percent of the average distributions for the three preceding years or, if shorter, the investor’s holding period. In addition, gain on a sale or other disposition of ordinary shares or warrants generally will be treated as an excess distribution. For this purpose, certain transfers of ordinary shares or warrants that otherwise would qualify as tax free will be treated as taxable dispositions.

As discussed in more detail below under “Taxation of U.S. Holders of Ordinary Shares—Qualified Electing Fund Election” and “—Mark-to-Market Election”, there are two alternative taxation regimes for PFICs that may be elected by U.S. Holders in respect of ordinary shares, subject to certain conditions. These alternative regimes will not be available to U.S. Holders of ordinary shares or warrants.

Tax Treatment of Excess Distributions

Under the PFIC rules, a U.S. Holder will be required to allocate any excess distributions with respect to ordinary shares or warrants to each day during the U.S. Holder’s holding period for the ordinary shares or warrants on a straight line basis. For this purpose, a U.S. Holder’s holding period for ordinary shares acquired upon exercise of warrants generally will include the period during which the U.S. Holder owned the warrants. Any portion of the excess distribution that is allocable to the current year or to periods in the U.S. Holder’s holding period before we became a PFIC will be included in the U.S. Holder’s gross income for the current year as ordinary income. Any portion of the excess distribution that is allocable to any other year will be taxable at the highest rate of taxation applicable to ordinary income for that year, without regard to the U.S. Holder’s other items of income and loss for such year; and this tax will be increased by an interest charge computed by reference to the periods to which the tax is allocable and based on the rates generally applicable to underpayments of tax. Any such interest charge generally will be non-deductible interest expense for individual taxpayers.

Tax Exempt Holders

Distributions with respect to ordinary shares held by, and gain from a sale of ordinary shares or warrants by, a U.S. Holder that is exempt from U.S. federal income taxation, such as a tax exempt charitable organization, pension fund or an individual retirement account, will not be taxed as an “excess distribution” unless a dividend with respect to our ordinary shares would be taxable to the tax exempt U.S. Holder.

Lower-Tier PFICs

If we are a PFIC and if one or more of our non-U.S. corporate subsidiaries were treated as a PFIC (“lower-tier PFICs”), U.S. Holders of ordinary shares would be considered to own, and also would be subject to the PFIC rules with respect to, their proportionate share of the lower-tier PFIC stock that we own, regardless of the percentage of their ownership in us. In such circumstances a U.S. Holder of ordinary shares could elect an alternative taxation regime in respect of its indirect ownership interest in a lower-tier PFIC, subject to certain conditions. See “Taxation of U.S. Holders of Ordinary Shares—Lower-Tier PFICs.” U.S. Holders of warrants would not be treated as owning the stock of any lower-tier PFIC.

Taxation of U.S. Holders of Warrants

Sale or Other Disposition

If a U.S. Holder’s holding period for its warrants includes any portion of a taxable year for which we were a PFIC, any gain from a sale or other disposition of the warrants generally will be taxed as an “excess distribution” under the PFIC rules.

If we are not treated as a PFIC at any time during which a U.S. Holder owns warrants, the U.S. Holder will recognize capital gain or loss on a sale or other disposition of the warrants, which will constitute long-term capital gain or loss if the holding period for the warrants exceeds one year at the time of disposition. Such gain or loss will generally be U.S. source gain or loss.

Exercise of Warrants

A U.S. Holder’s acquisition of ordinary shares by exercising warrants will be a non-taxable purchase for U.S. federal income tax purposes, regardless of our PFIC status.

A U.S. Holder’s holding period for ordinary shares acquired upon exercise of warrants will generally include the period during which the U.S. Holder owned the warrants.

Constructive Dividends

Adjustments to the exercise price of the warrants, or the failure to make adjustments to the exercise price upon the occurrence of certain events, may result under certain circumstances in the receipt of constructive dividends by U.S. Holders of warrants. U.S. Holders should consult their own tax advisers with respect to the tax consequences of any exercise price adjustment.

Taxation of U.S. Holders of Ordinary Shares

Taxation of Dividends

We do not expect to make distributions on the ordinary shares in the foreseeable future. However, if we were to make a distribution on the ordinary shares, and if a U.S. Holder’s holding period for its ordinary shares (including its holding period for warrants that were used to acquire the ordinary shares) includes any portion of a taxable year for which we were a PFIC, the portion of the distribution payable to the U.S. Holder may be taxed as an “excess distribution” under the PFIC rules, unless the U.S. Holder makes a QEF election or mark-to-market election (described below) in respect of its ordinary shares.

Apart from any portion of a distribution that constitutes an “excess distribution,” distributions paid by us will be taxable as ordinary foreign source dividend income upon receipt to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If we are a PFIC, such distributions will not be eligible for the reduced rates of tax applicable to qualified dividend income. Distributions paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Dividends paid by us generally will be treated as “passive income” or, in the case of certain holders for taxable years beginning before January 1, 2007, “financial services income” for U.S. foreign tax credit purposes.

Taxation of Gains on Sale or Other Disposition

If a U.S. Holder’s holding period for its ordinary shares (including its holding period for warrants that were used to acquire the ordinary shares) includes any portion of a taxable year for which we were a PFIC, any gain realized by the U.S. Holder on a sale or other disposition of the ordinary shares will be taxed as an “excess distribution” under the PFIC rules, unless the U.S. Holder makes a QEF election or a mark-to-market election (described below) with respect to the ordinary shares.

If we are not treated as a PFIC at any time during which a U.S. Holder owns ordinary shares or warrants, the U.S. Holder will recognize capital gain or loss on a sale or other disposition of the ordinary shares, which will constitute long-term capital gain or loss if the holding period for the ordinary shares (including the holding period warrants that were used to acquire ordinary shares) exceeds one year at the time of disposition. Such gain or loss will generally be U.S. source gain or loss.

Qualified Electing Fund Election

The special PFIC rules described above for “excess distributions” will not apply to a U.S. Holder if the U.S. Holder makes a qualified electing fund or “QEF” election for the first taxable year of the U.S. Holder’s holding period for the ordinary shares during which we are a PFIC and we comply with specified reporting requirements. However, a U.S. Holder may not make a QEF election with respect to warrants to acquire ordinary shares. As a result, if we are treated as a PFIC at any time during which a U.S. Holder owns warrants, the U.S. Holder will not be able to make a normal QEF election with respect to ordinary shares acquired upon exercise of the warrants. Such a U.S. Holder could, however, make a special QEF election with respect to the ordinary shares under which the U.S. Holder would recognize inherent gain in the ordinary shares as an “excess distribution” at the time of the election.

A U.S. Holder that makes a QEF election with respect to us will be currently taxable on its pro rata share of our ordinary earnings and net capital gain for each of our taxable years in which we qualify as a PFIC and as to which the QEF election is effective, regardless of whether the U.S. Holder receives any distributions from us. The U.S. Holder’s basis in its ordinary shares will be increased to reflect the U.S. Holder’s taxed but undistributed income. Distributions of income that previously have been taxed will result in a corresponding reduction of basis in the ordinary shares and will not be taxed again as a distribution to the U.S. Holder.

Upon request, we will endeavor to provide to a U.S. Holder no later than ninety days after the request the information that is required to make a QEF election. A U.S. Holder who makes a QEF election must provide to the IRS an annual information statement which, upon request from a U.S. Holder, we will furnish within ninety days after the request. A QEF election applies to all future years of an electing U.S. Holder, unless revoked with the IRS’s consent.

Mark-to-Market Election

If we are a PFIC, a U.S. Holder of ordinary shares may elect under the PFIC rules to recognize any gain or loss on its ordinary shares on a mark-to-market basis at the end of each taxable year, so long as the ordinary shares are regularly traded on a qualifying exchange. The mark-to-market election under the PFIC rules is an alternative to the QEF election. The mark-to-market election under the PFIC rules may not be made with respect to warrants to acquire ordinary shares. A U.S. Holder may make a mark-to-market election under the PFIC rules with respect to ordinary shares acquired upon an exercise of warrants; however, this election would require the U.S. Holder to recognize inherent gain in the ordinary shares as an “excess distribution” at the time of the election.

If a mark-to-market election under the PFIC rules is made, the “excess distribution” rules will not apply to amounts received with respect to the ordinary shares from and after the effective time of the election, and any mark-to-market gains or gains on disposition will be treated as ordinary income for any year in which we are a PFIC. Mark-to-market losses and losses on disposition will be treated as ordinary losses to the extent of the U.S. Holder’s prior net mark-to-market gains. Losses in excess of prior net mark-to-market gains will generally not be recognized.

A mark-to-market election under the PFIC rules applies to all future years of an electing U.S. Holder during which the stock is regularly traded on a qualifying exchange, unless revoked with the IRS’s consent.

Lower-Tier PFICs

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders of ordinary shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are a PFIC and a U.S. Holder of ordinary shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. Holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. Holder disposes of all or part of its ordinary shares. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than ninety days after the request the information that may be required to make a QEF election with respect to the lower-tier PFIC. A mark-to-market election under the PFIC rules with respect to ordinary shares would not apply to a lower-tier PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. Holders of ordinary shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. Similarly, if a U.S. Holder made a mark-to-market election under the PFIC rules in respect of the ordinary shares and made a QEF election in respect of a lower-tier PFIC, that U.S. Holder could be subject to current taxation in respect of income from the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. Holders are urged to consult their own tax advisers regarding the issues raised by lower-tier PFICs.

We believe that certain of our non-U.S. lower-tier subsidiaries, including the subsidiary that contains the principal assets associated with the San Cristobal project, were corporations for U.S. tax purposes that constituted PFICs in certain prior years. For the current and all subsequent taxable years, we believe that the potential for our lower-tier subsidiaries to be classified as PFICs with respect to new investors can be substantially eliminated without adverse tax consequences, and we will endeavor to cause our lower-tier subsidiaries not to be classified as PFICs with respect to such years. Nonetheless, we can provide no assurance that one or more of our lower-tier subsidiaries will not be classified as a PFIC in respect of any year.

Reporting

A U.S. Holder who owns ordinary shares during any year that we are a PFIC must file an IRS Form 8621 in respect of such ordinary shares.

Non-U.S. Holders

An investor who is not a U.S. Holder will not be subject to U.S. federal income tax on any dividends received on ordinary shares unless (1) the investor has an office or other fixed place of business in the United States to which the dividends are attributable and the dividends are either derived in the active conduct of a banking, finance or similar business in the United States or the investor is a non-U.S. corporation the principal business of which consists of trading in stocks or securities for its own account, or (2) the investor is a foreign insurance company that conducts business in the United States and the dividends are attributable to that business.

An investor who is not a U.S. Holder will not be subject to U.S. federal income tax on any gain realized on a sale or other disposition of ordinary shares or warrants unless (1) the investor is engaged in the conduct of a trade or business in the United States and the gain is effectively connected with that trade or business, or (2) the investor is an individual who is present in the U.S. for 183 days or more during the taxable year in which the gain is realized and other specified conditions are met.

United States Information Reporting and Backup Withholding

Dividend payments made to a U.S. Holder of ordinary shares and proceeds of a sale or other disposition of ordinary shares or warrants may be subject to information reporting to the IRS and possible U.S. federal backup withholding. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

LEGAL MATTERS

Certain Cayman Islands legal matters, including the validity of the securities offered by this prospectus, will be passed upon for us by Walkers, Grand Cayman, Cayman Islands.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, given on the authority of said firm as experts in accounting and auditing.

Reserves for the San Cristobal project were calculated by Mine Reserves Associates, Inc. All such figures are included herein in reliance upon the authority of that firm as experts in such matters.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

$20,000,000

ORDINARY SHARES

WARRANTS

PROSPECTUS